UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**) July 11, 2002**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street		**64105**
Kansas City, Missouri		Zip Code
(Address of principal executive offices)		

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statements and Exhibits.

Exhibits:

99.1 July 11, 2002 Press Release

Item 9. Regulation FD Disclosure.

Attached as Exhibit 99.1 and incorporated into this Item 9. by reference, is a press release which was issued on July 11, 2002 by AMC Entertainment Inc. announcing its fiscal first quarter earnings conference call and webcast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: July 11, 2002

/s/ Craig R. Ramsey
Craig R. Ramsey
Executive Vice President,
Chief Financial Officer and
Secretary